345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

December 29, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed December 13, 2023
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated December 27, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”).

The Staff’s comment is repeated below in bold and followed by the Company’s response.

Amendment No. 5 to Registration Statement on Form S-4

Nature’s Miracle, Inc.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Basis of presentation and summary of significant accounting policies

Segment reporting, page F-14

1.	We note your response to prior comment three. However, your response did not address how the discrete financial information of Visiontech and Hydroman is used in managing your business. Please tell us who looks at the discrete financial information of Visiontech and Hydroman. Tell us how that information is used and why you continue to track it. Tell us if budgets are prepared at the Visiontech and Hydroman level.

Response:

The discrete financial information of Visiontech and Hydroman are generated because these are two legal entities with two separate accounting systems even though they together form the single grow light segment for Nature’s Miracle, Inc. (“NMI”). Since January 1, 2023, NMI has integrated the operations of the two companies and centralized the sales force, operations personnel and accounting and finance functions for both Visiontech and Hydroman. Discrete financial reports are produced on a quarterly basis for the two entities and are the basis to produce consolidated financial reports for NMI as we are still in the process of deploying a company-wide ERP system that will replace two legacy systems.

The discrete financial information for the two entities are reviewed and consolidated by Zhiyi (Jonathan) Zhang, president of NMI, who is the manager of “grow light” segment, currently the Company’s only segment. The consolidated information is then passed along to James Li, the company’s Chief Executive Officer and chief operating decision maker (“CODM”).

The discrete information is primarily used for three purposes: (1) to form the overall assessment of the grow light business; (2) to file quarterly and annual federal and state taxes because of the existence of two legal entities; (3) to prepare the quarterly and annual consolidated financial statements for NMI.

NMI tracks the discrete financial information primarily due to legacy issues as these were two separate legal entities prior to the merger/acquisition with NMI in June 2022, notwithstanding that the operations of the two entities have been substantially integrated with a shared sales force, warehouse personnel and accounting functions. NMI is also required to file separate corporate tax returns for each of the entities with the federal and state government.

NMI primarily develops its budget on a consolidated level which includes projected revenue, projected cost of revenue and projected selling, general and administrative expenses. The budgets of Visiontech and Hydroman are jointly developed, because the sales, operations, and finance teams serve both legal entities collectively, because the products of both legal entities are complementary and designed to drive sales together.

Based on the above, NMI concluded that it has one operating segment.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or David Manno, Esq. at (212) 981-6772 of Sichenzia Ross Ference Carmel LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:	Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.

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